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                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                                SCHEDULE 13G


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          (AMENDMENT NO. ________)*


                       Consolidated Stores Corporation
-------------------------------------------------------------------------------
                              (Name of Issuer)

                        Common Stock, $0.01 par value
-------------------------------------------------------------------------------
                       (Title of Class of Securities)


                                 210149 10 0
                             --------------------
                                (CUSIP Number)


Check the following box if a fee is being paid with this statement /X/. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)(See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



SEC 1745 (2-95)               Page 1 of 5 pages


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CUSIP NO. 210149 10 0               13G                       PAGE 2 OF 5 PAGES

-------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Munder Capital Management

-------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                           (a) / /
                                                           (b) / /
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3  SEC USE ONLY


-------------------------------------------------------------------------------
4  CITIZENSHIP OR PLACE OF ORGANIZATION

       State of Delaware
-------------------------------------------------------------------------------
                5  SOLE VOTING POWER

                    1,766,077
  NUMBER OF     ---------------------------------------------------------------
   SHARES       6  SHARED VOTING POWER
BENEFICIALLY
  OWNED BY          0
    EACH        ---------------------------------------------------------------
  REPORTING     7  SOLE DISPOSITIVE POWER
   PERSON
    WITH            2,680,187
                ---------------------------------------------------------------
                8  SHARED DISPOSITIVE POWER

                    1,500
-------------------------------------------------------------------------------
9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,681,687
-------------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


-------------------------------------------------------------------------------
11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     5.6%
-------------------------------------------------------------------------------
12 TYPE OF REPORTING PERSON*

     IA
-------------------------------------------------------------------------------
                     *SEE INSTRUCTION BEFORE FILLING OUT!
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CUSIP NO. 210149 10 0                    13G                 Page 3 of 5 pages

ITEM 1.

     (a) Name of Issuer:

         Consolidated Stores Corporation (the "Company")

     (b) Address of Issuer's Principal Executive Offices:

         1105 North Market Street
         Suite 1300
         Wilmington, Delaware  19899


ITEM 2.

     (a) Name of Person Filing:

         Munder Capital Management ("Munder")

     (b) Address of Principal Business Office:

         Munder Capital Center
         480 Pierce Street, Suite 300
         P.O. Box 3043
         Birmingham, MI  48012-3043

     (c) Citizenship:

         Munder is a general partnership organized under the laws of the State of Delaware

     (d) Title of Class of Securities:

         Common Stock, $0.01 par value ("Common Stock")

     (e) CUSIP Number:

         210149 10 0

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

/X/  (e) Investment Adviser registered under Section 203 of the
         Investment Advisers Act of 1940


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CUSIP NO. 210149 10 0                 13G                   Page 4 of 5 pages

ITEM 4.  OWNERSHIP


     (a) Amount Beneficially Owned:

         2,681,687 shares of Common Stock

     (b) Percent of Class

         5.62%

     (c) Number of shares as to which such person has:

         (i)   sole power to vote or direct the vote:

                1,766,077

         (ii)  shared power to vote or direct the vote:

                0

         (iii) sole power to dispose or to direct the disposition of:

                2,680,187

         (iv)  shared power to dispose or to direct the disposition of:

                1,500


ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

           Not Applicable


ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         While Munder is the beneficial owner of the shares of Common
         Stock of the Company, Munder is the beneficial owner of such stock on behalf of numerous clients who have the right to receive and the power to direct the receipt of dividends from, or the proceeds of the sale of, such Common Stock. No such client has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than 5% of the Common Stock.



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CUSIP NO. 210149 10 0                    13G                Page 5 of 5 pages


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Not Applicable

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not Applicable

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         Not Applicable

ITEM 10. CERTIFICATION

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any such transaction having such purposes or effect.


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       MUNDER CAPITAL MANAGEMENT,
                                       a Delaware general partnership


                                       By:  /s/Terry Gardner
                                            -----------------------

Dated:      2/13/96                    Its: Vice President and CFO
      -------------------